September 29, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Surgery Partners, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-206439)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of up to 14,285,000 shares of common stock as well as the sale by the selling stockholders named in the Preliminary Prospectus of 2,142,750 shares of common stock to be sold by the selling stockholders if the underwriters exercise their option to purchase additional shares in full, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Washington D.C. time, on September 30, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have made the following distribution of the Company’s Preliminary Prospectus, dated September 21, 2015, through the date hereof:

Preliminary Prospectus dated September 21, 2015:

3,942 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

GOLDMAN, SACHS & CO.

JEFFERIES LLC

As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

JEFFERIES LLC

By:	/s/ Daniel Decelles
Name: Daniel Decelles
Title: Managing Director

[Signature Page to Underwriter Acceleration Request]